EXHIBIT 99.4

CONSENT OF DONALD BUBAR

The undersigned hereby consents to reference to the undersigned in the material change report dated April 16, 2012, as amended on April 19, 2012, of Avalon Rare Metals Inc. (the “Company”), incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with information relating to the “Pre-Feasibility Study – Rare Earths Separation Plant” dated March 2012.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Donald Bubar
Name: Donald Bubar
Title: President and Chief Executive Officer

Date: April 19, 2012